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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (AMENDMENT NO. 8)*
Under the Securities Exchange Act of 1934

The Chalone Wine Group, Ltd. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
157639105 (CUSIP Number)

Phyllis S. Hojel
c/o HM International, Inc.
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 21, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    / /

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 157639105	SCHEDULE 13D	Page 2 of 9 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GHA 1 Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	SOLE VOTING POWER
2,203,154 shares

		(8)	SHARED VOTING POWER
-0- shares

		(9)	SOLE DISPOSITIVE POWER
2,203,154 shares

		(10)	SHARED DISPOSITIVE POWER
-0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,154 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

(14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 157639105	SCHEDULE 13D	Page 3 of 9 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SFI Intermediate Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	SOLE VOTING POWER
2,136,659 shares

		(8)	SHARED VOTING POWER
-0- shares

		(9)	SOLE DISPOSITIVE POWER
2,136,659 shares

		(10)	SHARED DISPOSITIVE POWER
-0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,136,659 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 157639105	SCHEDULE 13D	Page 4 of 9 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Phyllis S. Hojel

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	SOLE VOTING POWER
2,203,154 shares

		(8)	SHARED VOTING POWER
-0- shares

		(9)	SOLE DISPOSITIVE POWER
2,203,154 shares

		(10)	SHARED DISPOSITIVE POWER
-0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,154 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 157639105	SCHEDULE 13D	Page 5 of 9 Pages

INTRODUCTION

        This amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI"), and Phyllis S. Hojel, as previously amended (the "Statement"), with respect to the common stock, no par value, of the Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

        This Statement is being filed to (i) correct an error in Amendment No. 7 to the Statement filed on December 10, 2001 as described below and (ii) disclose on a voluntary basis information regarding the purchase by SFI of certain convertible notes issued by the Company.

Item 1. Security and Issuer.

        This statement relates to the Common Stock, no par value ("Common Stock"), of the Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

        Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 of this Statement is hereby supplemented and amended as follows.

        Reference is made to Item 4 of this Statement for a description of the correction to the number of shares held by the reporting persons.

Item 4. Purpose of Transaction.

        Item 4 of this Statement is hereby supplemented and amended as follows.

        The Statement is amended to correct an inadvertent overstatement of the number of shares purchased by the reporting persons pursuant to that certain Rights Exercise Agreement dated August 31, 2001 (as amended, the "Rights Purchase Agreement") and the aggregate purchase price paid for such shares. Amendment No. 7 to the Statement overstated the number of shares purchased by SFI by 9,725 shares.

CUSIP No. 157639105	SCHEDULE 13D	Page 6 of 9 Pages

        The reporting persons exercised their rights pursuant to the Rights Exercise Agreement to purchase an aggregate of 371,690 shares of Common Stock for an aggregate purchase price of $3,215,453. Of the 371,690 shares of Common Stock purchased, 9,725 of such shares were purchased by HC Holding Company Ltd., ('HC Holding') and 361,965 shares were purchased by SFI.

        As a result of the overstatement of the number of shares purchased by SFI, Item 5 and the cover pages to Amendment No. 7 inadvertently overstated the holdings of GHA, SFI and Mrs. Hojel by 9,725 shares.

Item 5. Interest in Securities of the Issuer.

        Item 5 of this Statement is hereby amended and supplemented as follows.

        Reference is made to Item 4 of this statement for a description of the correction to the number of shares held by the reporting persons.

        (a)  As of August 21, 2002, GHA and Mrs. Hojel beneficially own an aggregate of 2,203,154 shares of Common Stock. All of such securities are owned directly by SFI, except for 66,495 shares of Common Stock, which are owned directly by HC Holding. GHA is the general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. GHA is also the general partner of HC Holding. As of August 21, 2002, SFI beneficially owns 2,136,659 shares of Common Stock. Based on the 12,066,634 shares of Common Stock issued and outstanding as of August 12, 2002 (as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002), the shares of Common Stock beneficially owned by Mrs. Hojel and GHA represent 18.3%, and the shares of Common Stock beneficially owned by SFI represent 17.7%, of the total number of outstanding shares of such class.

        The reporting persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act as a result of the Voting Agreement (a copy of which was filed as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed on September 17, 2001), the parties to which are SFI and DBR. Based on information provided to the reporting persons by DBR, DBR beneficially owns 5,511,103 shares of Common Stock, representing approximately 45.7% of the outstanding Common Stock. As a result, to the knowledge of the reporting persons, members of the group that may be deemed to exist by virtue of the Voting Agreement would beneficially own an aggregate of 7,657,488 shares of Common Stock, representing approximately 63.4% of the total number of shares of such class.

        (b)  Response unchanged.

        (c)  Response unchanged.

        (d)  Response unchanged.

CUSIP No. 157639105	SCHEDULE 13D	Page 7 of 9 Pages

          (e)    Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 of this Statement is hereby supplemented as follows:

        On August 21, 2002, pursuant to a Convertible Note Purchase Agreement (the "Note Purchase Agreement"), a copy of which is attached hereto as Exhibit A, among the Company, SFI and Domaines Barons de Rothschild (Lafite) ("DBR"), SFI purchased a 9% convertible subordinated promissory note from the Company due August 21, 2004, in the aggregate principal amount of $2,750,000 (the "Note"). The Note, a copy of which is attached hereto as Exhibit B, is convertible at the election of SFI two business days prior to any transaction or series of related transactions approved by the Company's Board of Directors that results in the holders of record of the Company's capital stock immediately prior to the transaction or transactions holding less than 50% of the voting power of the Company immediately after such transaction or transactions, including the acquisition of the Company by another entity and any reorganization, merger, consolidation or share exchange, or which results in the sale of all or substantially all of the assets of the Company. The Note is also convertible at the election of the Company, on August 21, 2004, into shares of Common Stock at a conversion price of $9.4207 per share. In the event the Company elects to prepay the amounts due under the Note, SFI may, under certain circumstances, require that the Company's indebtedness under the Note be converted into shares of Common Stock at a conversion price of $9.4207 per share.

        The Note is subordinated to certain obligations of the Company to its senior lenders pursuant to a Subordination Agreement by and between the Company's Senior Lenders (as defined therein) and SFI, a copy of which is attached hereto as Exhibit C.

        Additionally, in connection with the Note Purchase Agreement, the parties thereto entered into a Registration Rights Agreement dated as of August 21, 2002 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit D.

        The foregoing descriptions of the Note Purchase Agreement, the Note, the Subordination Agreement and the Registration Rights Agreement, are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Convertible Note Purchase Agreement dated as of August 21, 2002, by and among the Company, SFI and DBR.
Exhibit B	Convertible Subordinated Promissory Note in the amount of $2,750,000 dated as of August 21, 2002, issued by the Company.

CUSIP No. 157639105	SCHEDULE 13D	Page 8 of 9 Pages
Exhibit C	Subordination Agreement, dated as of August 21, 2002, made by SFI, in favor of each of the senior lenders listed therein.
Exhibit D	Registration Rights Agreement dated as of August 21, 2002, by and among the Company, SFI and DBR.

CUSIP No. 157639105	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002

GHA 1 HOLDINGS, INC.
By:	/s/ PHYLLIS S. HOJEL Name: Phyllis S. Hojel Title: President and Secretary
SFI INTERMEDIATE LTD.
By: GHA I HOLDINGS, INC. General Partner
By:	/s/ PHYLLIS S. HOJEL Name: Phyllis S. Hojel Title: President and Secretary
/s/ PHYLLIS S. HOJEL Name: Phyllis S. Hojel

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